82-03277

Regulatory Announcement

RECEIVED

2006 NOV 28 P 3:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Go to market news section



Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:50 21-Nov-06
Number	4774M

RNS Number:4774M
Tesco PLC
21 November 2006

SUPPL

21 November 2006

Tesco PLC

TRANSACTION IN OWN SHARES

Tesco PLC announces that on 21 November 2006 it purchased from Deutsche Bank AG London Branch 1,116,627 ordinary shares at an average price of 398.8286 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

END

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

This information is provided by RNS.
The company news service from the London Stock Exchange

END

Close

dlw 11/29

Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:31 21-Nov-06
Number	4683M

RNS Number:4683M
Tesco PLC
21 November 2006

21st November 2006

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

1. Tesco PLC has today been notified that on 17th November 2006 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 400.00p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	28
P A Clarke	28
A Higginson	28
T P Leahy	28
T J R Mason	28
D T Potts	28
L Neville-Rolfe	28

2. The Trustees transferred 168,082 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 1,354,165 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608